Exhibit 99.1

Castor Maritime Inc. Announces New Charter Agreements

Limassol, Cyprus, March 10, 2022 – Castor Maritime Inc. (NASDAQ: CTRM), (“Castor”, or the “Company”), a diversified global shipping company, announces that:

The M/V Magic Moon, a 2005 built Panamax dry bulk carrier, has been fixed on a time charter contract at a gross daily charter rate of $25,000. The charter commenced on March 6, 2022, and has a minimum duration of about 30 days.

The M/V Magic Argo, a 2009 built Kamsarmax dry bulk carrier, has been fixed on a time charter contract at a gross daily charter rate equal to 103% of the average of the Baltic Panamax Index 5TC routes1. The charter is expected to commence on April 4, 2022, and will have a minimum duration of twelve months and a maximum duration of fifteen months at the charterer’s option.

The M/V Magic Venus, a 2010 built Kamsarmax dry bulk carrier, has been fixed on a time charter contract at a gross daily charter rate equal to 100% of the average of the Baltic Panamax Index 5TC routes1. The charter is expected to commence on April 15, 2022, and will have a minimum duration of about thirteen months and a maximum duration of about fifteen months (+/- 15 days) at the charterer’s option.

1.
The benchmark vessel used in the calculation of the average of the Baltic Panamax Index 5TC routes is a non-scrubber fitted 82,500mt dwt vessel (Kamsarmax) with specific age, speed - consumption, and design characteristics.

About Castor Maritime Inc.

Castor Maritime Inc. is an international provider of shipping transportation services through its ownership of oceangoing cargo vessels.

Castor owns a fleet of 29 vessels, with an aggregate capacity of 2.5 million dwt, consisting of 1 Capesize, 7 Kamsarmax and 12 Panamax dry bulk vessels, as well as 1 Aframax, 6 Aframax/LR2 and 2 Handysize tankers.

For more information please visit the Company’s website at www.castormaritime.com
Information on our website does not constitute a part of this press release.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. We are including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “project”, “plan”, “potential”, “will”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these forward-looking statements, including these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward‐looking statements include general dry bulk and tanker shipping market conditions, including fluctuations in charter hire rates and vessel values, the strength of world economies, our future financial condition or results of operations and our future revenues and expenses, our continued ability to enter into time or voyage charters with existing and new customers, and to re-charter our vessels upon the expiry of the existing charters, the stability of Europe and the Euro, fluctuations in interest rates and foreign exchange rates, changes in demand in the dry bulk and tanker shipping industries, including the market for our vessels, changes in our operating expenses, including bunker prices, dry docking and insurance costs, our ability to fund future capital expenditures and investments in the acquisition and refurbishment of our vessels, our expectations regarding the availability of vessel acquisitions and our ability to complete acquisition transactions as planned, our ability to realize the expected benefits from our vessel acquisitions, potential liability from pending or future litigation and potential costs due to environmental damage and vessel collisions, potential exposure or loss from investment in derivative instruments (if any), changes in supply and demand in the dry bulk and tanker shipping industry, including the market for our vessels and the number of newbuildings under construction, changes in seaborne and other transportation, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, our business strategy and other plans and objectives for future operations, future sales of our securities in the public market, the impact of adverse weather and natural disasters, impacts of climate change and greenhouse gas restrictions, the length and severity of the COVID-19 outbreak, the impact of public health threats and outbreaks of other highly communicable diseases, the impact of the expected discontinuance of LIBOR after 2021 on interest rates of our debt that reference LIBOR, the availability of financing and refinancing and grow our business, vessel breakdowns and instances of off‐hire, potential exposure or loss from investment in derivative instruments, potential conflicts of interest involving our Chief Executive Officer, his family and other members of our senior management, and our ability to complete acquisition transactions as planned. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward‐looking statements as a result of developments occurring after the date of this communication.

CONTACT DETAILS

For further information please contact:

Petros Panagiotidis
Castor Maritime Inc.
Email: ir@castormaritime.com

Media Contact:
Kevin Karlis
Capital Link
Email: castormaritime@capitallink.com